January 26, 2010

Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549

Re:	Spark Networks, Inc.

Form 10-K for the Year Ended December 31, 2008, Filed March 26, 2009

Form 10-K/A for the Year Ended December 31, 2008, Filed July 21, 2009

File No. 001-32750

Dear Mr. Krikorian:

Based upon our recent discussions with the staff, we believe there are three outstanding issues: 1. the Cost of Revenues footnote disclosure as it will appear in the financial section of our Annual Report on Form 10-K; 2. the rationale for not including Customer Service expense in Cost of Revenues; and 3. the Customer Service footnote disclosure as it will appear in the financial section of our Annual Report on Form 10-K. The following addresses these issues:

Cost of Revenues Footnote Definition

The proposed disclosure is as follows:

“Cost of revenues consists primarily of direct marketing costs, compensation and other employee-related costs (including stock-based compensation) for personnel dedicated to maintaining our data centers, data center expenses and credit card fees. Direct marketing costs are expensed in the period incurred and primarily represent online marketing, including payments to search engines and affiliates, and offline marketing, including radio, billboard and print advertising. For the years ended December 31, 2008, 2007 and 2006, the Company incurred direct marketing costs amounting to approximately $15.0 million, $21.1 million and $24.6 million, respectively.”

1/26/2010 Page 2 of 2

Customer Service Expense Classification

Customer service expenses consist primarily of personnel costs associated with our customer service centers. The members of our customer service team primarily handle billing questions and fraud prevention and detection, as well as addressing site usage and dating questions from our members. Our customer service costs associated with addressing billing and fraud issues represent a material expense. We believe the billing and fraud process represents an administrative function, akin to those tasks handled by a billing or accounts receivable clerk, the expenses for which are typically categorized in a general and administrative line item on the income statement. Our customer service costs associated with handling site usage and dating questions from our members are immaterial and should not be reclassified to cost of revenues. We will monitor the activities of our customer service team to assess if there is a shift in the costs associated with our customer service tasks, and if such shift materially impacts how customer service expenses should be classified.

Customer Service Footnote Definition

The proposed disclosure is as follows:

“Customer service expenses consist primarily of personnel costs associated with our customer service centers. The members of our customer service team primarily respond to billing questions, detect fraudulent activity and eliminate suspected fraudulent activity, as well as address site usage and dating questions from our members.”

Should you have any questions or require any additional information, please contact the undersigned at (323) 658-3000 or by facsimile at (323) 658-3001.

Sincerely,

/s/ Joshua A. Kreinberg
Joshua A. Kreinberg, Esq.

cc:	Adam S. Berger, Spark Networks, Inc., Chief Executive Officer Katherine J. Blair, Esq., K&L Gates LLP